UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, MA 01752

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Audited Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Signatures	11
Exhibit Index	12

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Boston Scientific Corporation 401(k) Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 1996.
Boston, Massachusetts
June 25, 2019

Statements of Net Assets Available for Benefits

	As of December 31,
	2018	2017
Assets
Investments, at fair value	$3,377,697,642	$3,419,059,019
Receivables:
Participant contributions	3,859,352	3,398,652
Employer contributions	2,779,306	2,566,692
Notes receivable from participants	27,116,046	25,895,466
Total receivables	33,754,704	31,860,810

Net assets available for benefits	$3,411,452,346	$3,450,919,829

See accompanying Notes to the Audited Financial Statements.

Statement of Changes in Net Assets Available for Benefits

Additions	Year ended December 31, 2018
Investment income/(loss):
Interest and dividends	$82,706,546
Net depreciation in fair value of investments	(154,758,617)
(72,052,071)

Interest income on notes receivable from participants	1,226,193
Assets transferred in	3,277,768
Other income	3,552

Contributions:
Participants	130,493,418
Employer	85,613,829
Participant rollovers	19,793,318
235,900,565

Total additions	168,356,007

Deductions
Benefit payments	206,249,256
Administrative expenses	1,574,234
Total deductions	207,823,490

Net decrease	(39,467,483)

Net assets available for benefits:
Beginning of year	3,450,919,829
End of year	$3,411,452,346

See accompanying Notes to the Audited Financial Statements.

Notes to the Audited Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the "Company") 401(k) Retirement Savings Plan, as amended (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the Employee Benefits Committee (the Committee). Capitalized terms used in this description not otherwise defined herein shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed an Hour of Service and have attained 18 years of age. If, as a result of temporary or short-term employment at Boston Scientific, an employee satisfies the minimum service requirement for the Plan, he or she will be considered an Eligible Employee for purposes of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan year is defined as the calendar year.

The Plan is administered by the Committee, whose members are appointed by the Chief Executive Officer of the Company. Vanguard Fiduciary Trust Company (Vanguard) is a fiduciary and trustee of the Plan and also serves as the recordkeeper of each Plan Participant's account. In May 2015, the Committee appointed Newport Trust (formerly known as Evercore Trust Company, N.A.) as an independent fiduciary and investment manager for the Boston Scientific Corporation (BSC) Company Stock Fund.

Contributions
The Plan satisfies the requirements of a safe harbor plan, in accordance with Internal Revenue Code (IRC) Section 401(k)(12)(B). An Eligible Employee may contribute between 1% and 50% of their Eligible Compensation to the Plan as Elective Deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and Roth (after-tax) contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. Participants are not permitted to make contributions on a traditional after-tax basis. Participants age 50 or older by December 31, 2018 are also eligible to contribute additional catch-up contributions, up to established federal limits.

The Plan provides for Automatic Enrollments, whereby an Eligible Employee who completes the Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan 30 days after he or she satisfies the Plan's eligibility requirements. This feature automatically enrolls each Participant into the Plan at a default rate of 2% of their Eligible Compensation on a pre-tax basis for the first Plan year. Contributions are allocated to the Qualified Default Investment Alternative (QDIA) fund. Following the first Plan year, the rate of contribution of an Eligible Employee's Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth Plan year in which the Automatic Compensation Reduction Authorization is in effect. Participants receive advance notice of their right to elect out of both of these automatic Plan features and are permitted to stop or change either feature at any time.

Vanguard Target Retirement Funds represent the QDIA fund for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations elected, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the year in which the Participant reaches age 65.

The Company matches Elective Deferrals at a rate of 200% for the first 2% of the Participant's Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant's Eligible Compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company's Board of Directors may approve additional discretionary contributions to the Plan. No discretionary contributions were made during 2018.

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Plan does not limit the amount a participant can invest in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which instructions have not been given by a participant in the same proportion as the shares of Company Stock for which the trustee has received timely Participant directions.

In addition, the trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Participant Accounts and Vesting
A Participant can allocate their account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the Participant's particular investment funds. Under current Plan rules, each Participant is fully vested immediately in their contributions and Company contributions.

Notes Receivable from Participants
Subject to certain limitations, a Participant may borrow from their account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years in most instances, or up to 10 years if the loan is for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear an interest rate of the Prime plus 1%. The interest rate is updated monthly and is applied as of the first day of the month in which the loan is confirmed. Principal and interest are repaid ratably through automatic payroll deductions.

Payment of Benefits
Prior to 2018, all benefit payments, including balances in the Company stock fund, were made in the form of a lump-sum distribution equal to the value of the Participant's account, whether as cash distributions or rollovers. Effective January 1, 2018, employees and beneficiaries are eligible to receive distributions in the form of installments, partial payments or lump-sum. The Company stock fund may be distributed in-kind, if requested by the Participant. Upon termination, Participant account balances in excess of $5,000 (less any rollover amounts) may continue to be invested in the Plan until the Participant attains the age of 70½. While employed by the Company, a Participant may withdraw all or a portion of their Elective Contributions to the extent necessary to meet a financial hardship, as provided for in the Plan, not to exceed one financial hardship withdrawal per year. Financial hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a Participant must exhaust all available loan options and available distributions prior to requesting a Financial Hardship withdrawal. Qualified Disaster Relief Withdrawals permit special hardship distributions only (but not loans) for previously approved and any future disaster reliefs granted by the IRS. Effective January 1, 2019, a Participant is no longer required to have a 401(k) loan prior to requesting a financial hardship withdrawal.

Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants, as defined in the Company's group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from a Participant's after-tax account for any reason.

Forfeitures
Unallocated and forfeited non-vested accounts totaled $7,939 as of December 31, 2018 and $328,106 as of December 31, 2017. These amounts are used to: (a) restore any amount previously forfeited as required by applicable regulations, (b) pay reasonable expenses of administering the Plan and (c) reduce future employer matching contributions. In 2018, employer contributions were reduced by forfeited non-vested accounts in the amount of $329,943.

Administrative Expenses
Certain of the Plan's administrative expenses, including recordkeeping and trustee fees, are paid by Plan participants through a quarterly fee of $8.50 charged to each participant's account. Expenses relating to purchases, sales, or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. The quarterly fees charged to participants are used to offset plan expenses. Any unused fees are maintained in an unallocated asset account, which totaled $89,066 as of December 31, 2018 and $77,580 as of December 31, 2017. During 2018, $55,843 of such unallocated funds were used to offset administrative expenses.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan, the Participants will become fully vested in any non-vested portion of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. All amounts are reported in whole dollars.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes and supplemental schedule, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2018-09, Codification Improvements which, among other things, clarifies the process for determining the value of investments related to defined contribution benefit plans. If an investment has a Readily Determinable Fair Value (RDFV), it does not qualify for the Net Asset Value (NAV) practical expedient. This amends the illustrative example of the fair value hierarchy disclosure. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments.

The Plan adopted ASU 2018-09 for the year ended December 31, 2018. In connection with the adoption, the Plan has prospectively included certain investments in the fair value hierarchy disclosure that were previously excluded from such disclosure because those investments previously used the NAV practical expedient.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a Participant ceases to make loan repayments and the Plan Administrator deems the loan to be a distribution, the loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 - Fair Value Measurements, for additional information. The Committee is responsible for determining the Plan's investment strategy and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments.

The Vanguard Retirement Savings Trust III (comprised of the Stable Value Fund) is a tax-exempt collective trust that invests in fully benefit-responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. This fund is recorded at fair value. See Note 3 - Fair Value Measurements, for additional information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Net depreciation includes the Plan's gains and losses on investments bought, sold and held during the year. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). FASB Accounting Standards Codification Topic 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The category of financial asset and financial liability within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

•Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.

•Level 2 - Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.

•Level 3 - Inputs to the valuation methodology are unobservable inputs based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's valuation methodology used to measure the fair value of common stock and mutual funds was derived from quoted market prices, as substantially all of these instruments have active markets. The investments in the Common Collective Trusts, including the Stable Value Fund, are stated at fair value based on the year-end market value of each unit held, using NAV, which is derived from the market value of the underlying net assets.

The Plan's investments measured at fair value consist of the following:

	As of December 31, 2018
	Level 1	Total
Mutual funds	$942,842,474	$942,842,474
Common Collective Trusts †	1,814,990,136	1,814,990,136
Stable Value Common Collective Trust ††	258,566,624	258,566,624
Common stock	361,298,408	361,298,408
Total investments at fair value	$3,377,697,642	$3,377,697,642

	As of December 31, 2017
	Level 1	Total
Mutual funds	$2,182,697,329	$2,182,697,329
Common stock	270,748,266	270,748,266
	2,453,445,595	2,453,445,595
Common/Collective trust funds measured at net asset value:
Common Collective Trusts †		717,783,066
Stable Value Common Collective Trust ††		247,830,358
Total investments at fair value		$3,419,059,019

†
This category includes the Vanguard Target Retirement Trusts, which are investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of common stocks, bonds, and cash. There are currently no redemption restrictions on these investments.

††
This category includes a common or collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard. As noted in Note 1 - Description of the Plan, Vanguard is a fiduciary and trustee of the Plan and also serves as the recordkeeper to maintain the individual accounts of each Participant. The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Fees for legal, accounting, and other services rendered during the year by parties-in-interest were paid by the Company.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan and its Participants invest in various investment securities. Investment securities are exposed to various risks, such as overall market volatility, interest rate, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 27, 2017, stating that the Plan, as amended and restated, is qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the Statement of Net Assets Available for Benefits on the Form 5500 as of December 31:

	2018	2017
Net assets available for benefits	$3,411,452,346	$3,450,919,829
Deemed distributions	(516,870)	(534,567)
Net assets available for benefits per Form 5500	$3,410,935,476	$3,450,385,262

The following is a reconciliation of the net change in the statement of changes in net assets available for benefits per the Statement of Net Assets Available for Benefits to net income/loss on the Form 5500 as of December 31, 2018:

Net increase/(decrease)	$(39,467,483)
Deemed distributions	17,697
Net gain/(loss) per the Form 5500	$(39,449,786)

SUPPLEMENTAL SCHEDULE

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of Issue	Description	Shares or Units	Current Value
*Vanguard Group:
Total International Stock Index Fund: Inst'l Shares	Mutual Fund	1,091,895	$110,783,641
Wellington Fund Admiral Shares	Mutual Fund	3,560,313	228,216,086
Vanguard Inst'l 500 Index Trust	Common Collective Trust	7,772,133	712,471,462
Vanguard Inst'l Extended Market Index Trust	Common Collective Trust	2,095,010	183,355,269
Vanguard Inst'l Total Bond Market Index Trust	Common Collective Trust	1,778,236	178,659,367
Target Retirement 2015 Trust I Units	Common Collective Trust	264,113	13,160,769
Target Retirement 2020 Trust I Units	Common Collective Trust	929,268	47,234,672
Target Retirement 2025 Trust I Units	Common Collective Trust	1,699,833	86,130,518
Target Retirement 2030 Trust I Units	Common Collective Trust	1,957,391	99,180,992
Target Retirement 2035 Trust I Units	Common Collective Trust	2,270,101	116,501,608
Target Retirement 2040 Trust I Units	Common Collective Trust	2,100,015	110,292,779
Target Retirement 2045 Trust I Units	Common Collective Trust	2,088,233	109,402,534
Target Retirement 2050 Trust I Units	Common Collective Trust	1,579,998	83,265,897
Target Retirement 2055 Trust I Units	Common Collective Trust	695,150	44,670,336
Target Retirement 2060 Trust I Units	Common Collective Trust	350,540	11,827,211
Target Retirement 2065 Trust I Units	Common Collective Trust	26,235	544,632
Target Retirement Income Trust I Units	Common Collective Trust	364,022	18,292,090
T. Rowe Price Inst'l Sm. Cap Stock Fund: Inst'l C1 Shares	Mutual Fund	9,487,614	192,598,558
Metropolitan West Total Return Bond Fund: Class I Shares	Mutual Fund	1,632,161	16,958,151
T. Rowe Price Value Fund; I Class	Mutual Fund	5,084,043	155,368,355
PRIMECAP Odyssey Growth Fund Shares	Mutual Fund	1,215,101	42,200,465
American Funds EuroPacific Growth Fund; Class R-6 Shares	Mutual Fund	4,372,465	196,717,218
*Stable Value Fund:
Vanguard Retirement Savings Trust III Units	Common Collective Trust	258,566,624	258,566,624
*Boston Scientific Corporation Common Stock Fund Shares	Common Stock	10,223,498	361,298,408
*Notes receivable from Participants, interest rates 4.25% - 9.25%			27,116,046
			$3,404,813,688

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are Participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized on June 25, 2019.

BOSTON SCIENTIFIC CORPORATION
401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Daniel Bird
Name: Daniel Bird
Title: Vice President, Global Total Rewards and HR Operations
Member, Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm